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                                                                    EXHIBIT 20.1

PRESS RELEASE

                                                          [i2 TECHNOLOGIES LOGO]

i2 TECHNOLOGIES ADOPTS SHAREHOLDER RIGHTS PLAN

         DALLAS, TX - JANUARY 17, 2002 - i2 Technologies (Nasdaq: ITWO), the leading provider of dynamic value chain management solutions, today announced that its board of directors has approved adoption of a shareholder rights plan. The plan is similar to plans adopted by many other companies, and was not adopted in response to any attempt to acquire the company, nor is the company aware of any such efforts.

         The plan is designed to enable i2 stockholders to realize the full value of their investment by providing for fair and equal treatment of all stockholders in the event that an unsolicited attempt is made to acquire the company. Adoption of the shareholder rights plan is intended to guard shareholders against abusive and coercive takeover tactics.

         Under the shareholder rights plan, stockholders of record as of the close of business on January 28, 2002, will receive one right to purchase a fractional share of i2 Technologies preferred stock. The rights will be issued as a non-taxable dividend and will expire 10 years from the date of the adoption of the rights plan, unless earlier redeemed or exchanged. The rights are not immediately exercisable and will become exercisable only upon the occurrence of a person or group acquiring 15 percent or more of i2's common stock. If a person or group acquires 15 percent or more of i2's common stock, then all rights holders except the acquirer will be entitled to acquire i2 common stock at a significant discount. The intended effect will be to discourage acquisitions of 15 percent or more of i2's common stock without negotiation with the board of directors.

         Further details of the shareholder rights plan are outlined in a letter that will be mailed to stockholders as of the record date. In addition, a copy of the rights plan will be filed with the Securities and Exchange Commission as an exhibit to i2's report on Form 8-K.

ABOUT i2

For more than a decade, i2 has been a leader in supply chain management. i2 has extended its technology and expertise to Dynamic Value Chain Management--solutions to help companies collaborate on decision-making processes not only across functions within a single company, but across multiple companies. i2 solutions span the value chain interactions, including customer relationship management, supply chain management and supplier relationship management. Established in 1988, i2 is the only software solutions provider that measures, audits, and reports total value provided to its customers, with a mission to deliver $75 billion in value by 2005. Learn more at www.i2.com.

i2 is a registered trademark of i2 Technologies, Inc. and its subsidiaries.



CONTACT:

Sue LaDow                                   Brent Anderson
Media Relations                             Investor Relations

469-357-3027                                469-357-6012
susan_ladow@i2.com                          brent_anderson@i2.com